Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157375

GRUBB & ELLIS APARTMENT REIT, INC.

SUPPLEMENT NO. 5 DATED FEBRUARY 9, 2010
TO THE PROSPECTUS DATED JULY 17, 2009

This document supplements, and should be read in conjunction with, our prospectus dated July 17, 2009 relating to our follow-on offering of 105,000,000 shares of our common stock, as supplemented by Supplement No. 1 dated August 14, 2009, Supplement No. 2 dated October 2, 2009, Supplement No. 3 dated November 16, 2009 and Supplement No. 4 dated January 15, 2010. Unless otherwise defined in this Supplement No. 5, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 5 is to disclose:

•	the status of our public offerings;

•	an update regarding our proposed acquisition of Bella Ruscello Luxury Apartment Homes in Duncanville, Texas; and

•	the name of the entity that acts as our registrar and as the transfer agent for our shares.

Status of our Public Offerings

We commenced our initial public offering of shares of our common stock on July 19, 2006 and terminated our initial public offering on July 17, 2009. We issued a total of 16,549,615 shares pursuant to our initial public offering, including 15,738,457 shares sold pursuant to the primary offering and 811,158 shares sold pursuant to our distribution reinvestment plan, resulting in gross offering proceeds to us of approximately $164,924,000.

We commenced our follow-on public offering of shares of our common stock on July 20, 2009. As of December 31, 2009 and January 29, 2010, we had received and accepted subscriptions in our follow-on public offering for 590,860 and 801,548 shares of our common stock, or approximately $5,903,000 and $8,005,000, respectively, excluding shares issued pursuant to our distribution reinvestment plan. As of December 31, 2009 and January 29, 2010, 99,409,140 and 99,198,452 shares, respectively, remained available for sale to the public pursuant to our follow-on public offering, excluding shares available pursuant to our distribution reinvestment plan. We will sell shares of our common stock in our follow-on public offering until the earlier of July 17, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum amount has been sold.

Update to Proposed Acquisition of Bella Ruscello Luxury Apartment Homes

The following information supersedes in its entirety the information contained in the “Proposed Acquisition of Bella Ruscello Luxury Apartment Homes” section of Supplement No. 4 to the prospectus and should be read in conjunction with the discussion contained in the “Prospectus Summary — Our Properties” section on page 9 of the prospectus and the “Description of Real Estate” section beginning on page 76 of the prospectus:

On January 22, 2010, we, through Grubb & Ellis Apartment REIT Holdings, LP, our operating partnership, or the Buyer, entered into a Contract of Sale, or the Agreement, with Duncanville Villages Multifamily, LTD, an unaffiliated third party, or the Seller, for the purchase of Bella Ruscello Luxury Apartment Homes, located in the Dallas suburb of Duncanville, Texas, or the Bella Ruscello property, for a purchase price of $17,400,000, plus closing costs. The Bella Ruscello property is a garden-style apartment community which consists of 216 units, as well as a luxury clubhouse, resort-style pool, fitness facility and business center, on approximately 10.6 acres. The Bella Ruscello property was built in 2008 and is currently approximately 97.4% leased.

The material terms of the Agreement include: (i) a due diligence period of 30 days from the effective date of the Agreement; (ii) an initial deposit of $150,000 due within five days after the effective date of the Agreement, which shall be applied to the purchase price and is non-refundable after the expiration of the due diligence period except in limited circumstances; (iii) a closing date within 30 days following the expiration of the due diligence period; however, the Buyer has the right to extend the closing date an additional 30 days by providing the Seller written notice at least five days before the scheduled closing date and payment of a $150,000 extension fee; (iv) a closing subject to our ability to obtain financing satisfactory to us in our sole discretion; (v) a right to terminate the Agreement in the Buyer’s sole discretion, at any time prior to or on the expiration of the due diligence period by providing the Seller a written notice of termination; and (vi) proration of property taxes, insurance premiums, rents, deposits and other items typically prorated made as of the date of recordation of the deed.

The Agreement also contains additional covenants, representations and warranties that are customary of real estate purchase and sale agreements. We intend to finance the purchase of the Bella Ruscello property through a secured loan and from funds raised through our follow-on public offering. We also anticipate paying an acquisition fee of 3.0% of the purchase price to our advisor and/or its affiliates. We anticipate closing the acquisition in the first quarter of 2010; however, we can give no assurance that the closing will occur within this timeframe, or at all. This potential acquisition is subject to substantial conditions to closing. Our decision to consummate the acquisition will generally depend upon:

•	the satisfaction of the conditions to the acquisition contained in the relevant agreements;

•	no material adverse change occurring relating to the property, the tenants or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and

•	our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Due to the considerable conditions that must be satisfied in order to acquire this property, we cannot give any assurances that the closing of this acquisition is probable.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including the overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per unit, occupancy and the fact that the overall rental rate at this property is comparable to market rates. We believe that this property is well located, has acceptable roadway access, is well maintained and has been professionally managed. The property will be subject to competition from similar apartment buildings within its market area, and its economic performance could be affected by changes in local economic conditions. We have not considered any other factors materially relevant to our decision to acquire this property.

Transfer Agent

The third paragraph of the “Description of Capital Stock — Common Stock” section on page 118 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We will generally not issue certificates for shares of our common stock. Shares of our common stock will be held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to effect a transfer. Grubb & Ellis Equity Advisors, Transfer Agent, LLC, an affiliate of Grubb & Ellis Equity Advisors, LLC, acts as our registrar and as the transfer agent for our shares. Transfers can be effected simply by mailing to our transfer agent a transfer and assignment form, which we will provide to you at no charge upon written request.

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